EXHIBIT 99.1

Lombard Medical Presents Two-Year Follow-Up Data From Aorfix(TM) PYTHAGORAS Pivotal Trial at 41st Annual VEITHsymposium

Positive Outcomes in Abdominal Aortic Aneurysm Patients With Challenging Anatomies Reinforce Clinical Value of Aorfix

IRVINE, Calif. and LONDON, Nov. 20, 2014 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today presented efficacy and safety data from the two-year follow up of the U.S. PYTHAGORAS pre-marketing approval (PMA) trial of Aorfix™, the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.

The data, presented by Mark F. Fillinger, M.D., principal investigator of the Aorfix PYTHAGORAS trial, Director of Vascular Surgery Training Programs, and Professor of Surgery at Geisel School of Medicine, Dartmouth, at the VEITHsymposium, showed 100% freedom from aneurysm rupture, 98% freedom from Type I & III endoleaks and 99% freedom from device migration in patients with a 60 to 90 degree aortic neck angulation, a group typically considered difficult-to-treat and associated with poor treatment outcomes. The VEITHsymposium is being held at the New York Hilton-Midtown in New York City on November 18th – 22nd.

Other key findings from the two-year data included 98.2% freedom from AAA-related mortality and 97.2% freedom from graft occlusion in patients with neck angles between 60 to 90 degrees. Lombard Medical also presented results evaluating the use of Aorfix in patients with tortuous iliac anatomy who may be at increased risk of iliac limb occlusion and other complications, which are commonly caused by kinking, migration or dislocation of a stent graft, or extension of the graft into the external iliac artery. The data, presented by Dr. Brian R. Hopkinson, co-inventor of Aorfix and Emeritus Professor of Vascular Surgery at University of Nottingham and Consultant Vascular Surgeon at Queen's Medical Centre, U.K., found that despite distinct changes in iliac angulation resulting from aneurysm regression (reversal) after EVAR, the incidence of iliac-related complications did not increase and remained low.

"We're pleased to present positive two-year outcomes from our PYTHAGORAS premarketing approval study which reinforce the solid clinical performance and safety of Aorfix in patients with challenging anatomies," said Simon Hubbert, CEO of Lombard Medical. "Aorfix is uniquely designed to treat patients with highly-angulated necks and yield consistently positive treatment outcomes in both challenging and more typical cases involving patients with angulations below 60 degrees."

Both data analyses were derived from the PYTHAGORAS study, which formed the basis of the FDA approval of Aorfix. The controlled, prospective, non-randomized, multi-center study evaluated 218 patients, a majority of whom had neck angles between 60 to 90 degrees. Lombard Medical anticipates publication of the two-year outcomes in 2015, and will continue to collect data on effectiveness and safety for up to five years post-implant. For more information on the study, visit: http://www.accessdata.fda.gov/cdrh_docs/pdf11/P110032b.pdf

About AORFIX™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in three studies and used in more than 4,000 procedures worldwide. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the US, aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About VEITHsymposium

Now in its fourth decade, VEITHsymposium provides vascular surgeons, interventional radiologists, interventional cardiologists and other vascular specialists with a unique and exciting format to learn the most current information about what is new and important in the treatment of vascular disease. The 5-day event features over 900 rapid-fire presentations from world-renowned vascular specialists with emphasis on the latest advances, changing concepts in diagnosis and management, pressing controversies and new techniques. To register to attend the VEITHsymposium, please visit www.VEITHpress.org or contact Pauline T. Mayer at 631.979.3780.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

Further background on the Company can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014.  The Company undertakes no obligation to update these statements in the future.

CONTACT: Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         Ian Ardill, Chief Financial Officer
         Tel: +44 (0)1235 750 800

         Pure Communications
         Matthew H Clawson (Investors)
         Tel: +1 949 370 8500 / matt@purecommunicationsinc.com
         Susan Heins (Media)
         Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000